United States securities and exchange commission logo





                  July 13, 2020

       Lei Wang
       Chief Executive Officer
       Guardforce AI Co., Limited
       96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi,
       Bangkok 10210, Thailand

                                                        Re: Guardforce AI Co.,
Limited
                                                            Registration
Statement on Form 20-F
                                                            Filed May 18, 2020
                                                            File No. 000-56154

       Dear Ms. Wang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Finance